Mail Stop 3561

July 15, 2009

David A. Levin
Chief Executive Officer and President
Casual Male Retail Group, Inc.
555 Turnpike Street
Canton, MA 02021

      Re: Casual Male Retail Group, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed June 18, 2009
              File No. 001-34219

Dear Mr. Levin:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with a supplemental analysis supporting your apparent conclusion that Items 12(f) and 13 of Schedule 14A are inapplicable to your filing.

2.   Please advise what exemption, if any, you plan to use for the exchange of old and new common shares under Proposal Three.

3.   With a view to disclosure, please describe the mechanics of Proposal Three's restriction on transfers, including:

- how shareholders can determine whether they are considered a "Restricted Holder" and subject to the written request procedures on page 37;
- whether share ownership for purposes of Proposal Three is by record or beneficial ownership;
- what timeline is anticipated for the board to process requests; and
- how any sales of "Excess Securities" would be conducted.

4.   Also, with respect to any offers and sales of Excess Securities, please advise us of the exemption from registration that you anticipate will be available.

5.   With a view to disclosure, please tell us what effect, if any, Proposal Three and the restrictive legend on the back of all stock certificates would have on the listing requirements applicable to your Nasdaq-traded shares.

*****

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

David A. Levin
Casual Male Retail Group, Inc.
July 15, 2009
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director